EXHIBIT 99.2

                                   Our ref     SGB01A-CustAgreedUpon991-3011-JSW
                                   Contact     John Wellons 9455 9219



Roger Desmarchelier
Executive Manager Securitisation
St. George Bank Limited
Level 10
55 Market Street
Sydney NSW  2000


30 November 2001

Dear Sir

REPORT OF FACTUAL FINDINGS, OF AGREED-UPON PROCEDURES PERFORMED ON THE SECURITISED LOANS

St. George Custodial Pty Ltd required an audit to be performed in accordance with the Crusade Global Trust No. 1 of 1999 Custodian Agreement (`Custodian Agreement').

Our engagement was undertaken in accordance with the basic principles and general guidance set out in Australian Auditing Standard AUS 904 "Engagements to Perform Agreed-upon Procedures".


PROCEDURES

In  accordance  with the  requirements  set out in  Schedule 1 of the  Custodian
Agreement (as specified in Schedule 1), an audit of the custodial role with respect to the Relevant Documents for Crusade Global Trust No. 1 of 1999 was performed. The following procedures were undertaken to perform the audit:

(a) Through management inquiry and observation ensured adequate controls and procedures are in place to:

      (i) segregate relevant documents from other mortgage title documents held by the Custodian; and

      (ii) safeguard the relevant documents from being be removed or tampered with except with appropriate authorisation.
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(b)   Through discussions with management ensured there is an appropriate security packet tracking system to identify:

      (i) the relevant documents as separate and distinct from other mortgage title documents held by the custodian; and

      (ii)  identify the location of the relevant documents at any time.

(c) A random sample of 10 security packets was selected. For each security pack in the sample we cited the following relevant documents:

      (i)   Mortgage Deed;

      (ii)  Certificate of Title; and

      (iii) Loan application signed by the borrower, or loan contract signed by the borrower for loans originated on or after November 1996.

(d) For each security pack in the sample we traced the pack's actual storage location to the location information contained on the system.


FINDINGS

No exceptions were noted for the procedures performed above.


STATEMENT

Based on the results of the procedures performed in accordance with steps (a) through (d), we grade the custodial performance of St. George Custodial Pty Ltd as "Good."


DISCLAIMER

The foregoing procedures do not constitute an audit in accordance with Australian Auditing Standards or a review made in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports."

This letter is solely for the information of the addressee in connection with the role of St. George Custodial Pty Ltd as custodian for Crusade Global Trust No. 1 of 1999. It is not to be used, circulated, quoted or otherwise referred to, in whole or in part for any other purpose without our written consent.


Yours faithfully

/S/ J.Teer

J. Teer
Partner

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